April 12, 2006

Mail Stop 3561

Michael Raleigh, President
4301 Inc., et al
4400 Route 9 South #1000
Freehold, NJ  07728

	Re:	4301 Inc.				4302 Inc.
		File No. 0-51877			File No. 0-51878

		4303 Inc.				4304 Inc.
	            File No. 0-51879			File No. 0-51880

		4305 Inc.				4306 Inc.
	File No. 0-51881			File No. 0-51882

		4307 Inc.				4308 Inc.
		File No. 0-51883			File No. 0-51884

		4309 Inc.				43010 Inc.
		File No. 0-51885			File No. 0-51886

		Registration Statements on Form 10-SB
		Filed April 3, 2006

Dear Mr. Raleigh:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.





      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please expand the caption "CURRENT AND FUTURE BLANK CHECK COMPANIES" to refer to prior blank check experience, particularly that prior blank check experience involving officers and directors of
the Company.   Describe in column format the name of each company.
Include the date of registration and file numbers with the Commission, and the current status of the company`s filings.
Also,
state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. In addition, please include the ten other blank check companies mentioned in the registration statements as well. Then, delete the disclosure pertaining to the effective date of the registration statements. Please see the closing paragraph concerning the effective date of the registration statements below. Also, delete the two sentences that relate to Form 8-K.

2. We direct your attention to the letter of January 21, 2000 to
Mr.
Ken Worm, Assistant Director of the OTC Compliance Unit at NASD.
This
letter
      indicates our view that the securities issued by a blank
check
company
      cannot be resold under Rule 144 or Section 4(1) of the Act, but
shares held
by individuals in the capacity of management, affiliates, control
persons and         promoters must be registered with the
Commission
before resale under the Securities Act of 1933.   The shares held
by
Mr. Raleigh must be registered before being resold.    Please
revise
the disclosure under "TRADING OF SECURITIES IN SECONDARY MARKET" to embellish this disclosure to provide specific reference to this letter and its contents as it relates to previously issued blank check securities.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not
cleared
your comments.   In the event that it appears that you will not be
able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.









	Please contact the undersigned at (202) 551-3790 or Goldie B. Walker, Financial Analyst, at (202) 551-3234 with any other questions.

Sincerely,


					      Michael E. Karney
					      Branch Chief (Legal)
					      Office of Emerging Growth Companies

Michael Raleigh, President
4301 Inc., et al
April 12, 2006
Page 4